NO ACT

PE

11-17-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14008453

December 30, 2014

DEC 30 2014

Washington, DC 20549

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Act: 1934
Section:
Rule: 14a-8 (i)(?)
Public
Availability: 12-30-14

Re: Apple Inc.
Incoming letter dated November 17, 2014

Dear Mr. Levoff:

This is in response to your letters dated November 17, 2014 and December 22, 2014 concerning the shareholder proposal submitted to Apple by the Marco Consulting Group Trust I and As You Sow, on behalf of Andrew Behar. We also have received a letter from the proponents dated December 8, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

December 30, 2014

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Apple Inc.
Incoming letter dated November 17, 2014

The proposal urges the compensation committee to include in the metrics used to determine incentive compensation for the company's five most-highly compensated executives a metric related to the effectiveness of the company's policies and procedures designed to promote adherence to laws and regulations.

There appears to be some basis for your view that Apple may exclude the proposal under rule 14a-8(i)(7), as relating to Apple's ordinary business operations. In this regard, we note that, although the proposal relates to executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program. Accordingly, we will not recommend enforcement action to the Commission if Apple omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that Apple may not have filed its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



December 22, 2014

**VIA E-MAIL (*shareholderproposals@sec.gov*)**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Marco Consulting Group and As You Sow

Dear Ladies and Gentlemen:

I am writing on behalf of Apple Inc. to respond to the Proponent's letter to the staff dated December 8, 2014, in which the Proponent objects to the Company's omission from its 2015 Proxy Materials of the Proponent's proposal requesting that the compensation committee, when determining the incentive compensation of the Company's named executive officers, include as a metric the effectiveness of the Company's policies and procedures for complying with laws and regulations. As described more fully in our letter to the staff dated November 17, 2014, we intend to omit the Proposal in reliance on Rule 14a-8(i)(7) because it relates to the Company's administration of its legal compliance program. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our initial letter.

As discussed in our initial letter, the staff has long taken the position that a company's administration of its legal compliance program is a matter of ordinary business, and that a shareholder proposal seeking to improve or direct the administration of a company's legal compliance program is therefore excludable under Rule 14a-8(i)(7). The staff also has held that a proponent may not avoid exclusion of a proposal that clearly relates to a matter of ordinary business by proposing that the amount of compensation paid to executive officers be determined based on how the company addresses that matter. While executive compensation is generally considered to be a matter of significant social policy and therefore not a matter of ordinary business, the staff has allowed exclusion of a proposal where its thrust and focus is on a matter of ordinary business, even if the proposal is couched as a proposal relating to executive compensation. See *Exelon Corp.* (Feb. 21 2007); *Delta Air Lines* (Mar. 27, 2012); *Wal-Mart Stores, Inc.* (Mar. 17, 2003); *General Electric Co.* (Jan. 10, 2005)).

The Proponent's effort to distinguish the Proposal from the proposals addressed in the four cited no-action letters is both unsupported and unpersuasive. The Proponent argues that the proposals in *Exelon* and *Delta* sought to *prohibit* payment of incentive compensation to executives unless the company first accomplished an objective relating to ordinary business

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

(maintaining retiree benefits and funding retirement benefits, respectively), whereas the Proposal asks only that administration of the Company's legal compliance program be made *one factor* among others to be considered in determining executives' incentive compensation. This is an artificial distinction that is not supported by staff no-action letters. Rather, the *Wal-Mart* and *General Electric* letters directly contradict the Proponent's argument. In both of those letters, the staff allowed exclusion of a proposal that sought to compel the board of directors to consider a matter of ordinary business (increasing employee participation in health insurance programs and reducing depiction of smoking in movies, respectively) as one factor in determining executive compensation.

Apparently recognizing that the Proposal is in fact no different than the proposals considered in *Wal-Mart* and *General Electric* in this respect, the Proponent seeks to distinguish those proposals on the basis of their greater "specificity." The proposal in *Wal-Mart*, the Proponent argues, sought accomplishment of a "specific" objective (increasing employee health insurance coverage to the national average), while the Proposal does not specify a particular goal but instead focuses on a "broad area of concern" (legal compliance). Similarly, the Proponent argues that the proposal in *General Electric* sought to affect a narrow area of concern (programming at NBC), whereas the Proposal addresses compliance with laws in all aspects of the Company's business.

These differences, if in fact they exist, are distinctions without a difference. The determining factor under Rule 14a-8(i)(7) is whether a proposal focuses on a matter of ordinary business. Whether the matter of ordinary business is specific or general, or narrow or broad, is irrelevant to the determination. Neither the breadth of legal compliance as a subject matter, nor the discretion the Proposal would afford to the Company's Compensation Committee in establishing or weighting the legal compliance objective, diminishes the thrust and focus of the Proposal, which is the encouragement of the Company's "adherence to laws and regulations."

For the reasons stated above and in our initial letter, we request that the staff confirm that it will take no enforcement action if the Company excludes the Proposal from its 2015 proxy materials. If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel,
Corporate Law

cc: Marco Consulting Group
As You Sow, on behalf of Andrew Behar



December 8, 2014

Via email at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Apple Inc. to omit shareholder proposal submitted by Marco Consulting Group and As You Sow

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Marco Consulting Group and As You Sow, on behalf of Andrew Behar, ("the Proponents") submitted a shareholder proposal (the "Proposal") to Apple Inc. ("Apple" or the "Company"). The Proposal asks Apple's Compensation Committee (the "Committee") to include in the metrics used to determine incentive compensation for Apple's senior executives a metric related to the effectiveness of Apple's policies and procedures designed to promote adherence to laws and regulations (a "Compliance Metric").

In a letter to the Division dated November 17, 2014 (the "No-Action Request"), Apple stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Apple argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), urging that the Proposal relates to Apple's ordinary business operations.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response by the Proponents is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed to the Company.

Because Apple has not met its burden of proving that it is entitled to omit the Proposal in reliance on that exclusion, the Proponents respectfully request that its request for relief be denied.

Apple argues that the Proposal "clearly is intended to address the Company's compliance with laws," even though it is "couched as an executive compensation proposal." But the Proposal does not merely "touch on" executive compensation, as Apple claims; executive compensation is the gravamen of the proposal throughout. The resolved clause asks that Apple incorporate a metric related to compliance in determining senior executive compensation. The supporting statement does discuss Apple's compliance challenges to illustrate why incorporation of a compliance metric would be appropriate at Apple. But much of the supporting statement focuses on compensation philosophy, potential metrics and the usefulness of a compliance metric to successful implementation of business conduct guidelines.

The Proposal does not attempt to "hold up" executive incentive compensation pending accomplishment of specific ordinary business goals. In that way, the Proposal differs from the proposals in the determinations cited by Apple. In both *Exelon Corp.* (Feb. 21, 2007) and *Delta Air Lines* (Mar. 27, 2012), the proposals sought to bar entirely the payment of certain kinds of compensation—bonuses in Exelon and all incentive compensation in Delta—unless the companies took specified actions relating to the retirement benefits of ordinary employees.

Similarly, the *Wal-Mart Stores, Inc.* (Mar. 17, 2003) proposal asked that a metric be incorporated into the formula for senior executive compensation measuring the increase in the proportion of the company's employees who are covered by, and whose families are covered by, employer-sponsored health insurance. The proposal provided that the metric could be removed from the formula once the coverage rate equals or exceeds the national average as determined by a particular annual survey. Like the Exelon and Delta proposals, the Wal-Mart proposal made executive incentive pay contingent on the achievement of specific employee-related objectives, even going so far as to specify the survey that should be used to determine whether the objective had been satisfied. It also included a "sunset" provision removing the health insurance coverage metric from the formula once the goal was met. It was thus clear that the central thrust and focus of the proposal was increasing coverage under Walmart-sponsored health insurance plans rather than increasing senior executive attention to a broad area of concern.

The Proposal does none of those things. It gives the Committee complete discretion regarding the compliance-related metric or metrics to use, not alone, but in combination with existing metrics. It does not tie executive pay to the achievement of a particular goal or the company taking a specific action. Finally, there is no sunset provision for consideration of a compliance metric once an objective has been met. Thus, these determinations are inapposite.

Apple also points to *General Electric Co.* (Jan. 10, 2005) as supporting exclusion. The proposal in General Electric asked that the compensation committee include social and environmental criteria in senior executive incentive compensation decisions. The supporting statement did not provide varied examples of why social and environmental factors might be appropriate at a company like GE, which operates in myriad industries such as appliances, lighting, medical diagnostics, nuclear power, finance and aircraft engines. (10-K filed on Mar. 1, 2005, at 3) Instead, the supporting statement focused narrowly on the portrayal of smoking in broadcasts by NBC, which accounted for only 8.5% of GE's revenues in 2004. (10-K filed on Mar. 1, 2005, at 13) The Division allowed exclusion on the ground that the proposal's thrust and focus was on the ordinary business matter of NBC's programming decisions.

The Proposal's supporting statement does not focus on one small portion of Apple's business, as the GE proposal's supporting statement did. Apple is not a conglomerate like GE, with numerous diverse businesses. The Proposal's supporting statement is not limited to discussing one kind of risk, but rather discusses compliance challenges in both the consumer and labor law contexts. Accordingly, the General Electric determination does not support exclusion of the Proposal.

The Proponents appreciate the opportunity to be of assistance to the Division in this matter. If you have any questions or need additional information, please contact the undersigned at kinczewski@marcoconsulting.com or at 312-612-8452.

Sincerely,



Greg A. Kinczewski
Vice President/Senior Counsel

cc: Gene D. Levoff
Associate General Counsel, Apple Inc.
glevoff@apple.com

As You Sow
Rlweaver@asyousow.org



**Rule 14a-8(i)(7)**

November 17, 2014

<u>**VIA E-MAIL (*shareholderproposals@sec.gov*)**</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
<u>Shareholder Proposal of Marco Consulting Group and As You Sow</u>

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the Marco Consulting Group and As You Sow, on behalf of Andrew Behar (collectively, the "***Proponents***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Copies of the Proposal and Supporting Statement, the Proponents' cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as <u>Exhibit A</u>.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponents. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponents that, if the Proponents elect to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponents should concurrently furnish a copy of that correspondence to the undersigned.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996 1010
F 408 996 0275
www.apple.com

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the staff provide its response to this request to the undersigned via e-mail at glevoff@apple.com.

## THE PROPOSAL

On September 11, 2014, the Company received a letter of the same date from The Marco Consulting Group containing the Proposal for inclusion in the Company's 2015 Proxy Materials. An identical submission from As You Sow, on behalf of Andrew Behar, subsequently followed. The Proposal reads as follows:

> RESOLVED that shareholders of Apple Inc. ("Apple") urge the Compensation Committee (the "Committee") to include in the metrics used to determine incentive compensation for Apple's five most-highly compensated executives ("senior executives") a metric related to the effectiveness of Apple's policies and procedures designed to promote adherence to laws and regulations (a "Compliance Metric").
>
> The Committee should use its discretion in selecting and measuring the Compliance Metric and deciding whether the Compliance Metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term equity program (or successor short- and long-term incentive programs).
>
> This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

## BASIS FOR EXCLUDING THE PROPOSAL

The Company believes that it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7), which permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

As discussed below, applying the considerations set forth in the 1998 Release, the staff has consistently concluded that a company's compliance with laws is a matter of ordinary business. Accordingly, because the thrust and focus of the proposal is a matter of ordinary business, the Proposal may be excluded under Rule 14a-8(i)(7).

### *A. Compliance with Laws is a Matter of Ordinary Business*

The staff has consistently allowed exclusion under Rule 14a-8(i)(7) of proposals that seek to enhance, expand, change or require a report regarding a company's legal compliance program or its compliance with laws. As a general principle, the staff has stated that "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under Rule 14a-8(i)(7)"). See *Sprint Nextel Corp.* (Mar. 16, 2010), *recon. denied* Apr. 20, 2010) (allowing exclusion of a proposal alleging that the company had violated the Sarbanes-Oxley Act of 2002 and requesting that the company explain why it had not adopted an ethics code designed to deter wrongdoing by its CEO and promote ethical conduct, securities law compliance, and accountability).[1] Because the Proposal seeks to enhance or otherwise direct the Company's administration of its legal compliance program, the Proposal relates to a matter of ordinary business and is therefore excludable under Rule 14a-8(i)(7).

### *B. The Proposal is not Saved by Its Reference to Executive Compensation*

While the Proposal clearly is intended to address the Company's compliance with laws, the Proposal is couched as an executive compensation proposal, presumably in an effort to qualify the Proposal as one relating to executive compensation, which the staff generally

---

[1] Applying this principle, the staff has permitted exclusion of a wide variety of proposals on the ground that they sought to affect a company's legal compliance program. See, e.g., *FedEx Corp.* (Jul. 14, 2009) (proposal requesting a report addressing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *AES Corp.* (Jan. 9, 2007) (proposal sought creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *Citicorp Inc.* (Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain whether bribes or other payments prohibited by the Foreign Corrupt Practices Act or local laws has been made in the procurement of contracts); *Coca-Cola Company* (January 9, 2008) (proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards); *Verizon Communications Inc.* (January 7, 2008) (proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and preparation of a report on company policies for handling such incidents).

considers to transcend "ordinary business." Even where a proposal purports to address executive compensation, however, the staff allows exclusion of the proposal under Rule 14a-8(i)(7) where the thrust and focus of the proposal relates to a matter of ordinary business. In *Exelon Corp.* (Feb. 21, 2007), for example, the staff permitted exclusion of a proposal seeking to prohibit payment of bonuses to the company's executives to the extent that performance goals were achieved through a reduction in retiree benefits. In allowing the exclusion, the staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits."

Similarly, in *Delta Air Lines* (March 27, 2012), the staff allowed the company to exclude a proposal requesting that the board of directors prohibit payment of incentive compensation to executive officers unless the company first adopted a process to fund the retirement accounts of the company's pilots. In its no-action letter, the staff noted that, while the proposal "mentioned" executive compensation, the focus and thrust of the proposal was on "the ordinary business matter of employee benefits." See also *Wal-Mart Stores, Inc.* (Mar. 17, 2003), in which the staff allowed exclusion of a proposal requesting that the board of directors consider increasing the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation, noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits."

A compensation-related proposal is excludable under Rule 14a-8(i)(7) where its thrust and focus is on any matter of ordinary business, not just employee benefits. In *General Electric Co.* (Jan. 10, 2005), for example, the staff allowed exclusion of a proposal requesting that the compensation committee include social responsibility and environmental criteria among the performance goals executives must meet to earn their compensation. At the time, General Electric owned NBC Universal, and the proposal's supporting statement was devoted primarily to a recitation of statistics purporting to show a link between teen smoking and the presentation of smoking in movies. In allowing exclusion of the proposal, the staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production."

It is indisputable that the thrust and focus of the Proposal is the Company's policies and procedures for complying with the laws applicable to its operations. The Proposal's sole request is that the compensation committee of the Company's board of directors include among the performance metrics used to determine executives' incentive compensation a "compliance metric" designed to "promote adherence to laws and regulations." In explaining the reason for this request, the Supporting Statement notes a Chinese consumer group's unsubstantiated allegation that the Company's warranties on products sold in China may not have complied with Chinese law. The Supporting Statement goes on to state that "compliance failures can be costly not only in financial terms, but also in damaged relationships with employees, customers and governments," and concludes that incentive compensation "should reward senior executives for ensuring that Apple maintains effective compliance policies and procedures."

In short, the Proposal seeks to condition the payment of executives' incentive compensation on the effectiveness of the Company's legal compliance program. The thrust and focus of the Proposal is, therefore, the Company's legal compliance program. A company's legal compliance program is a matter of ordinary business. Accordingly, the Company may exclude the Proposal under Rule 14a-8(i)(7) and the staff letters cited above.

**WAIVER OF THE 80-DAY SUBMISSION REQUIREMENT**

We also request that the staff waive the requirement in Rule 14a-8(j)(1) that the Company file with the Commission its reasons for excluding the Proposal no later than 80 calendar days before the Company files the 2015 Proxy Materials with the Commission. Rule 14a-8(j)(1) allows the staff to waive the deadline if a company demonstrates "good cause" for missing the deadline. The Company has not yet determined the exact date on which it will file its 2015 Proxy Materials, but it is possible that the filing date will be less than 80 days from the date of this letter. Should the filing date be less than 80 days from the date of this letter, the Company believes that good cause for a waiver exists.

Upon receiving the Proposal from the Proponents, the Company engaged in discussions with the Proponents in an effort to resolve their concerns. We attempted, in good faith, to reach a mutually satisfactory resolution of those concerns in the expectation that our discussion would lead the Proponents to withdraw the Proposal, obviating the need for the Company to submit a letter to the staff under Rule 14a-8. Only recently did it become apparent to the Company that we would not be able to achieve a resolution of the Proponents' concerns. Accordingly, we believe that the Company has "good cause" for not having submitted this letter earlier, and we therefore request a waiver of the deadline should the Company file its 2015 Proxy Materials less than 80 days from the date of this letter.

**CONCLUSION**

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(7). We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. We also request that the staff waive the 80-day deadline for submission of this letter, pursuant to Rule 14a-8(j)(1).

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel,
Corporate Law

Attachments

cc: The Marco Consulting Group
As You Sow, on behalf of Andrew Behar

**Exhibit A**
**Copy of the Proposal and Related Correspondence**

September 10, 2014

Danielle Fugere, President and Chief Counsel
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

**Re: Authorization to File Shareholder Resolution**

Dear Danielle Fugere,

As of September 10, 2014, I authorize As You Sow to file or cofile a shareholder resolution on my behalf with Apple, and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Apple stock for over a year. I intend to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention Andrew Behar related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Andrew Behar

**From:** **Austin Wilson** awilson@asyousow.org
**Subject:** Shareholder Proposal
**Date:** September 11, 2014 at 2:22 PM
**To:** shareholderproposal@apple.com
**Cc:** Amelia Timbers atimbers@asyousow.org


AW

---

Dear Corporate Secretary,

As You Sow is cofiling the attached shareholder resolution for inclusion in the 2015 proxy statement. Please respond to confirm that you have received the resolution.

Best,

**Austin Wilson**
**Environmental Health Program Manager**
**As You Sow**
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
*** FISMA & OMB Memorandum M-07-16***
(510) 735-8149 (direct line)
awilson@asyousow.org





1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

September 11, 2014

ATTN: Corporate Secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, CA 95014

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We are cofiling the attached shareholder resolution on behalf of Andrew Behar, the beneficial owner of over $2,000 worth of Apple Inc. shares. The lead filer of the resolution is Marco Consulting Group.

We are submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A representative of the filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Danielle Fugere
President and Chief Counsel

Enclosure

RESOLVED that shareholders of Apple Inc. ("Apple") urge the Compensation Committee (the "Committee") to include in the metrics used to determine incentive compensation for Apple's five most-highly compensated executives ("senior executives") a metric related to the effectiveness of Apple's policies and procedures designed to promote adherence to laws and regulations (a "Compliance Metric").

The Committee should use its discretion in selecting and measuring the Compliance Metric and deciding whether the Compliance Metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term equity program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Apple's long-term success. Apple, as a global company, must navigate a complex legal and regulatory environment: In its most recent 10-K, Apple identified as a risk factor the fact that the company is subject to laws and regulations in many countries covering diverse areas such as labor, anti-corruption, consumer protection and data privacy. (10-K filed on Oct. 30, 2013, at 15, 17)

We believe compliance failures can be costly not only in financial terms, but also in damaged relationships with employees, customers and governments. In 2013, the Chinese media and consumer watchdog groups attacked Apple for using warranties that did not comply with Chinese law and a Chinese government body directed local authorities to "enhance legal supervision" over Apple's warranties. (Bill Bishop, "Apple of Discord in China," *Dealbook* (The New York Times), Apr. 1, 2013) The public outcry over reports of worker mistreatment and labor law violations in China by Apple supplier Foxconn in 2010 and 2012 showed how quickly compliance problems, even ones at a supplier, can tarnish a company's reputation.

Apple has adopted and publicly disclosed Principles of Business Conduct, an Anti-Corruption Policy and a Policy on Reporting Questionable Accounting or Auditing Matters, all of which address compliance. (See http://investor.apple.com/corporate-governance.cfm) In our view, the effectiveness of such policies depends on successful implementation and oversight. Thus, we believe it is important for incentive compensation formulas to reward senior executives for ensuring that Apple maintains effective compliance policies and procedures.

Our proposal requests the Committee to choose an appropriate Compliance Metric in light of the particular challenges facing Apple to be included along with the financial metrics currently used for incentive pay programs. Possible metrics include objective measures, such as proportion of employees trained, and more subjective assessments such as review of employee surveys. Evaluations can be company-wide or focus on areas that are deemed higher risk.

We urge shareholders to vote for this proposal.

THE MARCO
CONSULTING
GROUP



December 8, 2014

Via email at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Apple Inc. to omit shareholder proposal submitted by Marco Consulting Group and As You Sow

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Marco Consulting Group and As You Sow, on behalf of Andrew Behar, ("the Proponents") submitted a shareholder proposal (the "Proposal") to Apple Inc. ("Apple" or the "Company"). The Proposal asks Apple's Compensation Committee (the "Committee") to include in the metrics used to determine incentive compensation for Apple's senior executives a metric related to the effectiveness of Apple's policies and procedures designed to promote adherence to laws and regulations (a "Compliance Metric").

In a letter to the Division dated November 17, 2014 (the "No-Action Request"), Apple stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Apple argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), urging that the Proposal relates to Apple's ordinary business operations.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response by the Proponents is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed to the Company.

Because Apple has not met its burden of proving that it is entitled to omit the Proposal in reliance on that exclusion, the Proponents respectfully request that its request for relief be denied.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

RESOLVED that shareholders of Apple Inc. ("Apple") urge the Compensation Committee (the "Committee") to include in the metrics used to determine incentive compensation for Apple's five most-highly compensated executives ("senior executives") a metric related to the effectiveness of Apple's policies and procedures designed to promote adherence to laws and regulations (a "Compliance Metric").

The Committee should use its discretion in selecting and measuring the Compliance Metric and deciding whether the Compliance Metric is more appropriately incorporated into the metrics for the annual cash incentive program or the long-term equity program (or successor short- and long-term incentive programs).

This proposal should be implemented prospectively and in a manner that does not violate the terms of any contract, incentive plan or applicable law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe that senior executive incentive compensation should encourage executives to focus on the drivers of Apple's long-term success. Apple, as a global company, must navigate a complex legal and regulatory environment: In its most recent 10-K, Apple identified as a risk factor the fact that the company is subject to laws and regulations in many countries covering diverse areas such as labor, anti-corruption, consumer protection and data privacy. (10-K filed on Oct. 30, 2013, at 15, 17)

We believe compliance failures can be costly not only in financial terms, but also in damaged relationships with employees, customers and governments. In 2013, the Chinese media and consumer watchdog groups attacked Apple for using warranties that did not comply with Chinese law and a Chinese government body directed local authorities to "enhance legal supervision" over Apple's warranties. (Bill Bishop, "Apple of Discord in China," *Dealbook* (The New York Times), Apr. 1, 2013) The public outcry over reports of worker mistreatment and labor law violations in China by Apple supplier Foxconn in 2010 and 2012 showed how quickly compliance problems, even ones at a supplier, can tarnish a company's reputation.

Apple has adopted and publicly disclosed Principles of Business Conduct, an Anti-Corruption Policy and a Policy on Reporting Questionable Accounting or Auditing Matters, all of which address compliance. (See http://investor.apple.com/corporate-governance.cfm) In our view, the effectiveness of such policies depends on successful implementation and oversight. Thus, we believe it is important for incentive compensation formulas to reward senior executives for ensuring that Apple maintains effective compliance policies and procedures.

Our proposal requests the Committee to choose an appropriate Compliance Metric in light of the particular challenges facing Apple to be included along with the financial metrics currently used for incentive pay programs. Possible metrics include objective measures, such as proportion of employees trained, and more subjective assessments such as review of employee surveys. Evaluations can be company-wide or focus on areas that are deemed higher risk.

We urge shareholders to vote for this proposal.

**From:** **Greg Kinczewski** kinczewski@marcoconsulting.com
**Subject:** Shareholder Proposal at Apple for 2015 Annual Meeting
**Date:** September 11, 2014 at 10:25 AM
**To:** shareholderproposal@apple.com


GK

---

Attached is a cover letter and shareholder proposal for the 2015 annual meeting of shareholders. Our custodian will be sending a letter verifying ownership under separate cover. Please contact me with any questions.

Greg A. Kinczewski
Vice President / General Counsel
550 W Washington Blvd, Suite 900
Chicago, IL 60661-2703

T: (312) 612-8452
F: (312) 575-9840
kinczewski@marcoconsulting.com

---



---

-----Original Message-----
From: Scanner@marcoconsulting.com [mailto:Scanner@marcoconsulting.com]
Sent: Thursday, September 11, 2014 12:27 PM
To: Greg Kinczewski
Subject: Message from "RNP00267354FE04"

This E-mail was sent from "RNP00267354FE04" (Aficio MP 5002).

Scan Date: 09.11.2014 12:26:47 (-0500)
Queries to: Scanner@marcoconsulting.com





**RBC Wealth Management**

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 976-966-0309

September 12, 2014

Corporate Secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, CA 95014

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Andrew Behar.

We are writing to verify that our books and records reflect that, as of market close on September 12, Andrew Behar owned 700 shares of Apple Inc. (Cusip#037833100) representing a market value of approximately $71,000.00 and that, Andrew Behar has owned such shares since 10/3/2005. We are providing this information at the request of Andrew Behar in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 973-410-3563

Sincerely,

Diana Baroni

Diana Baroni
Senior Registered Client Associate
Assistant to Joshua Levine

**From:** **ProxySupport** proxysupport@bnymellon.com
**Subject:** Marco Consulting Group Trust I Custodian Verification Letter
**Date:** September 16, 2014 at 12:45 PM
**To:** shareholderproposal@apple.com
**Cc:** Borges, Anabela F anabela.borges@bnymellon.com



---

Hello,
Please see the attached custodian verification letter for Marco Consulting Group Trust I

Thank You
Mark

Mark C. Lamberger
Proxy Specialist
525 William Penn Place, 4th Floor
Pittsburgh, PA 15259
Tel (412)-234-7689
mark.lamberger@bnymellon.com




BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

September 16, 2014

By mail and email
shareholderproposal@apple.com

Office of Corporate Secretary
Attention: Bruce Sewell, Senior VP, General Counsel and Secretary
Apple Inc.

1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

RE: Marco Consulting Group Trust I

Dear Mr. Secretary:

The Bank of New York Mellon, as custodian of the Marco Consulting Group Trust I, is writing this to verify that as of the close of business September 11, 2014 the Fund held 180,023 shares of Apple Inc. stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. and continues to hold them as of the date of this letter. The Fund has held at least 3,273 shares of your Company continuously since September 10, 2013. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at Jennifer.L.May@bnymellon.com or 412-234-3902.

Sincerely,



Jennifer L. May
Vice President
The Bank of New York Mellon



BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

September 16, 2014

By mail and email
shareholderproposal@apple.com

Office of Corporate Secretary
Attention: Bruce Sewell, Senior VP, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, California 95014

RE: Marco Consulting Group Trust I

Dear Mr. Secretary:

The Bank of New York Mellon, as custodian of the Marco Consulting Group Trust I, is writing this to verify that as of the close of business September 11, 2014 the Fund held 180,023 shares of Apple Inc. stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. and continues to hold them as of the date of this letter. The Fund has held at least 3,273 shares of your Company continuously since September 10, 2013. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me at Jennifer.L.May@bnymellon.com or 412-234-3902.

Sincerely,

Jennifer L. May
Vice President
The Bank of New York Mellon

From: **Austin Wilson** awilson@asyousow.org
Subject: RE: Deficiency Notice for Shareholder Proposal
Date: September 26, 2014 at 10:04 AM
To: Apple Shareholder Proposals shareholderproposal@apple.com
Cc: Amelia Timbers atimbers@asyousow.org, Danielle Fugere DFugere@asyousow.org


AW

Mr. Levoff,

Please find attached an Authorization document and a Proof of Ownership document, which will verify that Andrew Behar's submission meets the requirements of Rule 14a-8. If there are any other issues, please contact me immediately at awilson@asyousow.org.

Best,

**Austin Wilson**
**Environmental Health Program Manager**
**As You Sow**
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
*** FISMA & OMB Memorandum M-07-16***
(510) 735-8149 (direct line)
awilson@asyousow.org

---

**From:** Apple Shareholder Proposals [mailto:shareholderproposal@apple.com]
**Sent:** Thursday, September 25, 2014 6:35 PM
**To:** Danielle Fugere
**Cc:** Austin Wilson; Amelia Timbers
**Subject:** Deficiency Notice for Shareholder Proposal

Dear Ms. Fugere -

We have received Andrew Behar's shareholder proposal, appointing you as his delegate. Please review the attached deficiency notice, as it contains important information regarding the eligibility of Mr. Behar's proposal for inclusion in our proxy statement.

Best regards,
Gene Levoff
Apple Inc.

September 10, 2014

Daniele Fugere, President and Chief Counsel
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Danielle Fugere,

As of September 10, 2014, I authorize As You Sow to file or cofile a shareholder resolution on my behalf with Apple, and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Apple stock for over a year. I intend to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention Andrew Behar related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Andrew Behar

2014-Sep-12 12:17 PM RBC Wealth Management 973-410-3449 1/1



**RBC Wealth Management**

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 976-966-0309

September 12, 2014

Corporate Secretary
Apple Inc.
1 Infinite Loop

MS: 301-4GC
Cupertino, CA 95014

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Andrew Behar.

We are writing to verify that our books and records reflect that, as of market close on September 12, Andrew Behar owned 700 shares of Apple Inc. (Cusip#037833100) representing a market value of approximately $71,000.00 and that, Andrew Behar has owned such shares since 10/3/2005. We are providing this information at the request of Andrew Behar in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 973-410-3563

Sincerely,



Diana Baroni
Senior Registered Client Associate
Assistant to Joshua Levine



September 25, 2014

VIA E-MAIL

Danielle Fugere
President and Chief Counsel
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Re: Shareholder Proposal

Dear Ms. Fugere:

On September 11, 2014, Apple Inc. (referred to herein as "we" or "Apple") received your letter requesting that a proposal (the "Proposal") submitted by you on behalf of Andrew Behar (the "Proponent") be included in the proxy materials for Apple's 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting"). This submission is governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to Apple, as well as thirteen substantive bases under which companies may exclude shareholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in your letter, our records, and regulatory materials, we are unable to conclude that the Proponent's submission meets the requirements of Rule 14a-8. The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, Apple will be entitled to exclude the Proposal from Apple's proxy materials for the 2015 Annual Meeting. Further, we did not receive any correspondence from Andrew Behar directly nor did we receive any correspondence from you providing evidence that Mr. Behar has authorized As You Sow to submit the Proposal on his behalf.

Ownership Verification

Rule 14a-8(b) provides that to be eligible to submit a shareholder proposal, each shareholder proponent must submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1 percent, of Apple's securities entitled to vote on the proposal at the meeting for at least one year as of the date the shareholder submits the proposal. According to the records of our transfer agent, Computershare Investor Services, LLC, the Proponent does not appear to be a registered shareholder. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Apple.

To remedy this defect, you must submit sufficient proof of the Proponent's ownership of Apple securities. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Apple securities for at least one year. For this purpose, the SEC Staff considers the date that a proposal was submitted to be the date the proposal was postmarked or transmitted electronically, which, in the case of the Proposal, was September 11, 2014.

- If the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of Apple securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent has continuously held the required number of shares for the one-year period.

In order to help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. We have included a copy of Staff Legal Bulletin 14F and Staff Legal Bulletin 14G with this letter for your reference. In Staff Legal Bulletin 14F and Staff Legal Bulletin 14G, the SEC Staff clarified that, for purposes of SEC Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or affiliates of DTC participants will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. As a result, you will need to obtain the required written statement from the DTC participant or an affiliate of the DTC participant through which the Proponent's shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If the DTC participant or an affiliate of the DTC participant knows the holdings of the Proponent's broker or bank, but does not know the Proponent's individual holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was held continuously by the Proponent for at least one year – with one statement from the broker or bank confirming the Proponent's ownership, and the other statement from the DTC participant or an affiliate of the DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that, in situations where a shareholder holds securities through a securities intermediary that is not a broker or bank, a shareholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

In order for the Proponent to be eligible as a proponent of this proposal, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. Alternatively, you may transmit any response to me by e-mail to shareholderproposal@apple.com.

Once we receive your response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the 2015 Annual Meeting. Apple reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to this proposal.

If you have any questions with respect to the foregoing, please contact me at shareholderproposal@apple.com.

Sincerely,



Gene D. Levoff
Corporate Law Group
Apple

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

## Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

**Note to paragraph (i)(1):** Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

**Note to paragraph (i)(2):** We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

**Note to paragraph (i)(9):** A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

**Note to paragraph (i)(10):** A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Division of Corporation Finance**
**Securities and Exchange Commission**

# Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

> Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
>
> Common errors shareholders can avoid when submitting proof of ownership to companies;
>
> The submission of revised proposals;
>
> Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
>
> The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

### 3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

## E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

## F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696

F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

### A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

### B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

#### 1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

### 1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

### 2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

### 3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the

Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.